EXHIBIT 99.1

PRESS RELEASE

MAGAL ANNOUNCES APPOINTMENT OF KOBI VINOKUR AS CHIEF FINANCIAL OFFICER

YEHUD, Israel – Sep. 6th, 2016 -- Magal Security Systems Ltd. (NASDAQ: MAGS) announced today that Mr. Kobi Vinokur has been appointed as CFO of the Company. Mr. Vinokur will replace Mr. Ilan Ovadia, who has been Magal’s CFO since 2009. Mr. Vinokur is expected to replace Mr. Ovadia following a transition period.

Mr. Vinokur joins Magal following a successful career in finance leadership roles at various global organizations. Mr. Vinokur previously served for three years as Chief Financial Officer of Miya (Arison Group), a global provider of comprehensive water efficiency solutions and a water utilities operator. Prior to that, Mr. Vinokur served in several key leadership positions at Brink's Company (NYSE: BCO), a global leader in cash logistics, including Chief Financial Officer - Developing Markets division, Director of Procurement – EMEA division and Director of Finance – Global Services division. Prior to his career with Brink's, Mr. Vinokur served as an Executive Director at Shapira Films, one of the leading film distribution and production companies in Israel, as well as a Head of Treasury at the Ministry of Defence of Israel.

In 2016, the Israeli CFO Forum honoured Mr. Vinokur with its annual CFO Excellence award. Mr. Vinokur, a certified public accountant in the United States and Israel, holds a B.A. degree in Accounting and Economics (magna cum laude) from Haifa University and a M.B.A. degree (cum laude) from Tel Aviv University. Mr. Vinokur is also a graduate of Harvard Business School's Leadership Development Program.

Magal’s CEO Mr. Saar Koursh, commented: "We look forward to having Kobi join us and assist us in moving to the next stage of our Company’s growth. Kobi brings many years of solid experience in organizations from both the private sector, including Brinks and Miya of the Arison Group, as well as the governmental and defense sectors.”

Mr. Koursh added: “I would like to thank Ilan for his long and valuable contribution to Magal. I wish Ilan well and much success in his future endeavors.”

About Magal
Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS with native IVA and Cyber Security solutions.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com